Exhibit 10.33

Terms of Employment between the Registrant and Paul Engle dated September 19, 2000.

AVANEX CORPORATION.

Terms of Employment

Paul Engle

Position:	President and Chief Operating Officer of AVANEX (the "Company").
Board of Directors:	Following completion of six months of employment and contingent upon your performance, you will become a member of the AVANEX Board of Directors, subject to Board approval.
Base Salary:	$350,000, per year, paid bi-weekly in accordance with standard company payroll procedures.
Bonus:	Performance bonus of up to 50% of annual base salary, paid quarterly.
Benefits:	All Company standard benefits including reimbursement of reasonable business expenses.
Loan:

$150,000 loan, to be provided to you upon execution of this Terms of Employment and commencement of employment. Repayment of the loan (including accrued interest at the minimum IRS rate compounded annually) is due upon the earlier of one year of employment or termination of employment.

Upon completion of one year of employment, the Company will pay you a bonus of $150,000 which may be paid to you by the Company in the form of cash or by the cancellation of any debt you owe Avanex. The Company will provide you with a one-time gross-up payment to cover federal and state income tax liability associated with the bonus or loan cancellation.

Restricted Stock:

Grant of 50,000 shares of restricted stock ("Restricted Stock") to vest monthly over a period of 4 years at the rate of 25% of the shares upon the first anniversary date of employment and monthly vesting thereafter, subject to Executive's continuing employment with the Company.

Stock Option:

An option ("Stock Option") to purchase 500,000 shares of common stock at an exercise price which is the Fair Market Value ("FMV") of the stock on the date on which the Board approves the stock option or the commencement date of your employment, whichever occurs later. The stock option will have a 10-year term and will vest over a period of four years at the rate of 25% of the option shares upon the first anniversary date of employment and monthly vesting thereafter subject to continuing employment with the Company. Other terms of the option to be consistent with the Company's 1998 Stock Plan.

Change in Control:

In the event of a Change in Control of the Company during the option term, the Options shall be accelerated in accordance with the same provisions offered to the other officers of the Company. That is in summary, vesting of the options will be accelerated so that at least 50% of the total shares are vested upon change in control. In addition, upon an involuntary termination of Executive's employment without cause, upon or within 12 months of a change of control, 100 % of the total shares will vest.

Involuntary or Constructive Termination:

In the event that the Company terminates Executive's employment without "Cause," or in the event the Executive resigns as a result of "Constructive Termination," after Executive has reported to the Company and worked for at least 90 days, the Company will provide Executive with a settlement of (i) acceleration of vesting of the options to be granted to you equal to the greater of (A) six months of additional vesting or (B) vesting through the first year cliff of your vesting schedule, and (ii) six months' salary and bonus. All payments subject to a non-compete/non-solicit and provided the Executive executes a general waiver of claims in favor of the Company.

For this purpose:

Cause. "Cause" means (i) the Employee's willful failure to substantially perform his material duties (other than as a failure resulting from the Employee's complete or partial incapacity due to physical or mental illness or impairment) for a period of ninety (90) days after a written demand for substantial performance is delivered to the Employee by the Board that specifically identifies the manner in which the Board believes that the Employee has not substantially performed his duties, (ii) a material and willful violation of a federal or state law or regulation applicable to the business of the Company, and (iii) a willful act by the Employee that constitutes gross misconduct and that is injurious to the Company. No act, or failure to act, by the Employee shall be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interests.

"Constructive Termination" means the Executive terminates employment with the Company as a result of one or more of the following events (unless, in the case of (i) and (ii) below, such event(s) applies generally to all officers of the Company): (i) a reduction in the Executive's annualized base salary; (ii) without the Executive's express written consent, a material reduction by the Company in the kind or level of employee benefits to which the Executive is entitled immediately prior to such reduction with the result that the Executive's overall benefits package is significantly reduced; and (iii) without the Executive's express written consent, the company substantially reduces Executive's authority or responsibility as President and Chief Operating Officer.

Other Termination of Employment:

In the event the Executive's employment with the Company terminates (i) by the Company for "Cause," or (ii) by the Executive for any reason other than a "Constructive Termination," any severance or other benefits (if any) to be paid shall be consistent with the Company's established practices or policies.

Agreement:	The terms hereof shall be subject to approval by the Company's Board of Directors and to a definitive agreement mutually acceptable to the Company and Executive.
Arbitration:	Any employment disputes or disputes regarding this Term Sheet or the employment agreement to follow shall be submitted to binding arbitration.
Indemnity Agreement	An Officer and Director Indemnity Agreement approved by the Board of Directors shall be executed by the Company and Executive.
Binding Agreement

The parties agree that this term of employment represents a binding agreement. This Terms of Employment shall be governed by the laws of California. The parties intend to enter into an employment agreement reflecting these terms mutually acceptable to both parties. Executive shall commence employment on or about September 19, 2000 under this Terms of Employment.

Agreed and Acknowledged:

Candidate: AVANEX:

__/s/ Paul Engle________________ ___/s/ Walter Allessandrini__________

____September 9, 2000__________ _____September 10, 2000________________